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                              April 20, 2023

       Kam Pang Chim
       Chief Financial Officer
       Nature Wood Group Ltd
       Avenida da Amizade no. 1287
       Chong Fok Centro Comercial, 13 E
       Macau S.A.R

                                                        Re: Nature Wood Group
Ltd
                                                            Amendment No. 4 to
Draft Registration Statement on Form F-1
                                                            Submitted April 7,
2023
                                                            CIK No. 0001948294

       Dear Kam Pang Chim:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 4 to Draft Registration Statement filed April 7, 2023

       Regulatory Permission, page 5

   1. We note that the CSRC recently published Trial Administrative Measures ("Trial
                                                        Measures") that impose
certain filing requirements for direct and indirect overseas listings and offerings. We also
note your disclosure that based on your analysis, these Trial
                                                        Measures regulations do
not apply to this transaction. Please revise your disclosure throughout your
registration statement, including the Risk Factors section, to include the consequences for
non-compliance in the event that PRC government deems your
                                                        transaction to be
subject to Trial Measures regulations.
 Kam Pang Chim
Nature Wood Group Ltd
April 20, 2023
Page 2

       You may contact Mindy Hooker at 202-551-3732 or Melissa Gilmore at 202-551-3777 if
you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameKam Pang Chim                           Sincerely,
Comapany NameNature Wood Group Ltd
                                                          Division of
Corporation Finance
April 20, 2023 Page 2                                     Office of
Manufacturing
FirstName LastName